UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

GVC Holdings PLC
(Name of applicant)

32 Athol Street, Douglas, Isle of Man IM1 1JB
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Loan Notes	Aggregate principal amount currently expected to be up to £116,844,000

Approximate date of proposed public offering:

No later than March 28, 2019

Name and Address of Agent for Service:

GLAS Americas LLC

230 Park Avenue, 10th floor

New York, New York 10169

With a copy to:

Kenneth Alexander GVC Holdings PLC 32 Athol Street Douglas Isle of Man IM1 1JB	Peter Castellon, Esq. Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY United Kingdom

GVC Holdings PLC (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

GENERAL

1.	General Information

(a)	GVC Holdings PLC is a public limited company.

(b)	GVC is incorporated and registered in the Isle of Man.

2.	Securities Act Exemption Applicable

The loan notes are not required to be registered under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act.

GVC may issue the loan notes in exchange for contingent value rights (“CVRs”) that are being issued to the shareholders of Ladbrokes Coral Group plc, a company incorporated in England and Wales, as part of the compensation for the acquisition of Ladbrokes Coral by GVC, along with cash and new GVC shares.

GVC is issuing one CVR for each share of Ladbrokes Coral as part of the acquisition pursuant to the Securities Act exemption provided by Section 3(a)(10), and does not intend to issue or sell any CVRs itself or by or through an underwriter for any other reason. The CVR is a convertible security constituted by a deed poll entered into by GVC (the “CVR Instrument”) that converts into a loan note, which will also be constituted by a deed poll entered into by GVC (the “Loan Note Instrument”). GVC will issue the loan notes for up to a maximum value of £0.428 in principal value per note, plus an upward adjustment for the time value of money to the holders of the CVRs at the time of the conversion. No loan notes will be issued or sold to anyone who does not hold a CVR at the time of the conversion. GVC will not offer any consideration to any person in connection with the conversion of the CVRs into loan notes. Holders of the CVRs are not required to make any cash payment in connection with the issuance of the loan notes.

AFFILIATIONS

3.	Affiliates

As of March 23, 2018, GVC had the following wholly-owned and majority-owned subsidiaries and joint-ventures and no other affiliates:

	Country of	Percentage	Business
Name	Incorporation	Ownership	activity
BES S.A.S.	France	100	Online gaming
bwin.party European Markets Holdings S.P.A.	Italy	100	Intermediate holding company
bwin.party Italia S.r.l.	Italy	100	Online gaming
bwin.party (USA) Inc.	USA	100	B2B Services
bwin.party digital entertainment Limited	Gibraltar	100	Holding company
bwin.party entertaimnent (NJ) LLC	USA	90	Online gaming
bwin.party holdings Limited	Gibraltar	100	Holding company line gaming
bwin.party services (Austria) GmbH	Austria	100	IT, customer support and marketing support services
bwin.party services (Bulgaria) EOOD	Bulgaria	100	IT and customer support services bwin.party
services (Malta) Limited	Malta	100	B2B Services
Cashcade Limited	England and Wales	100	Marketing services ElectraWorks
(Alderney) Limited	Alderney	100	IT services
ElectraWorks (Espana) Plc	Malta	100	Online gaming
ElectraWorks (Kiel) Limited	Malta	100	Online gaming
ElectraWorks Limited	Gibraltar	100	Online gaming
Gomifer SA	Uruguay	100	Administration services
GVC Administration Services Limited	England and Wales	100	Administration company
GVC Corporate Services Limited	Gibraltar	100	Administration services
GVC Services B.V	Curaçao	100	Administration company
GVC Services Israel branch	Israel	100	Marketing support services
GVC Services Limited	Gibraltar	100	HR services company
Headlong 2 Limited	Malta	100	Online gaming
Interactive Sports Asia Inc.	Philippines	100	Trading services
InterTrader Limited	Gibraltar	100	Financial services
IVY BPO Services Private Limited	India	99.998	Administration services
IVY Comptech Private Limited	India	99.998	IT and customer support services
IVY Software Development Services	India	99.998	IT Services Private Limited
Javari Marketing Consultancy Services SL	Spain	100	Marketing Services
Martingale Malta 2 Limited	Malta	99	Online gaming
PartyGaming IA Limited	Bermuda	100	Intangible asset Management
Sporting Odds Limited	England and Wales	100	Online gaming
Webdollar Sweden AB	Sweden	100	Payment processing services
Bwin.party.e.k.	Germany	50	Customer support services

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following table sets forth the names of and all offices held by the executive officers and directors of GVC as March 23, 2018. The business address of the directors and officers of GVC Holdings is 32 Athol Street, Douglas, Isle of Man 1M1 1JB.

Name	Position
Lee Feldman	Chairman
Kenneth Alexander	Chief Executive
Paul Miles	Group Finance Director
Karl Diacono	Director
Stephen Morana	Director
Peter Isola	Director
Will Whitehorn	Senior Independent Director
Jane Anscombe	Director
Nick Batram	Head of Investor Relations and Corporate Strategy
Robert Hoskin	Group Head of Legal, Compliance & Secretariat
Jim Humberstone	Group Head of Trading & Operations
Adam Lewis	Chief Marketing Officer
Shay Segev	Joint Chief Operating Officer

5.	Principal Owners of Voting Securities.

As of March 23, 2018, GVC believes that the following persons own 10% or more of the issued share capital of GVC:

Name and Complete Mailing Address	Title of Class Owned	Number of GVC Shares Owned	Percentage of GVC Shares Owned	Number of GVC Shares Owned immediately following the Proposed Acquisition of Ladbrokes Coral	Percentage of GVC Shares Owned immediately following the Proposed Acquisition of Ladbrokes Coral
Standard Life Aberdeen plc 6 St Andrew Square Edinburgh EH2 2BD Scotland United Kingdom	Ordinary shares	40,862,896	13.45	70,529,312	12.23

UNDERWRITERS

6.	Underwriters.

Not applicable.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The following table sets forth certain information with respect to each authorized and outstanding class of securities of GVC to the best of its knowledge as of March 23, 2018.

Title of class	Number authorized	Number outstanding
Ordinary shares	773,000,000	303,734,808

(b)	The following is a brief outline of the voting rights of the ordinary shares of GVC:

Subject to the provisions of the Isle of Man Companies Act 2006, each ordinary shall confer upon each shareholder the right to receive notice of, attend and vote at every annual general meeting and extraordinary general meeting of GVC.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

The loan notes will be subject to the Loan Note Instrument, a form of which is filed as Exhibit T3C 1 hereto. GVC will also enter into an Additional Agreement supplementing the Loan Note Instrument with the Trustee, clarifying the rights and duties of the Trustee in connection with the Loan Notes. A form of the Additional Agreement is filed as Exhibit T3C 2 hereto. The following is a general description of certain provisions of the Loan Note Instrument and the Additional Agreement to be qualified. All capitalized terms not defined herein shall have the meanings ascribed to them in the Loan Note Instrument.

(A)	Events of Default:

The following will be defined as “Events of Default” in the Loan Note Instrument:

a.	a default in the payment of principal of any Loan Note when the same become due and payable at maturity, upon acceleration, redemption, or otherwise;

b.	a default in the payment of interest on any Loan Note when the same becomes due and payable, and such default continues for a period of 30 days.

If any Event of Default with respect to the Loan Notes occurs and is continuing, and is known to the Trustee, the Trustee shall give notice of the Event of Default within 90 days after the occurrence thereof to the Loan Note Holders. Except in the case of an Event of Default in the payment of principal, premium, if any, or interest on any Loan Note, the Trustee may withhold the notice to the Loan Note Holders if a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of the Loan Note Holders.

(B)	Authentication and delivery of the loan notes and the application of proceeds.

The registrar will issue one loan note certificate on behalf of GVC to each holder of a CVR appearing on the register of CVR holders as of the date of issue of the Loan Notes if the value is greater than £0 following a valuation specified in the Loan Note Instrument.

GVC will not receive any proceeds from the issuance of the Loan Notes.

(C)	Release of Property Subject to Lien.

Subject to Section 311 of the TIA, the Trustee shall have a lien prior to the Loan Notes as to all property and funds held by it hereunder for any amount owing it or any predecessor Trustee, except with respect to funds held in trust for the benefit of the holders of particular Loan Notes. Such Lien shall survive the termination of the Loan Note Instrument.

(D)	Satisfaction and discharge of the indenture.

The Loan Notes will be redeemed in full at par on the later of the date falling six months and one day after the issue date of the Loan Notes and 18 months after the effective date of the proposed acquisition of Ladbrokes Coral by GVC.

Immediately following the redemption of the Loan Notes, the Loan Notes will be cancelled and not be available for re-issue.

(E)	Compliance certificates.

GVC shall deliver to the Trustee within 90 days after the end of each fiscal year during which the Loan Notes are outstanding an Officer’s Certificate (one of the signatories to which shall be either the principal executive officer, principal financial officer, or principal accounting officer of GVC) stating that a review has been conducted of the activities of GVC under the supervision of the signing officers with a view to determining whether GVC has fulfilled its obligations under the Loan Note Instrument, and that, to the best knowledge of each officer signing such certificate, GVC has fulfilled each and every covenant and condition contained in the Loan Note Instrument, and is not in default in the performance of any of the terms, provisions, conditions, or covenants thereof (or if an Event of Default shall have occurred, specifying each such Event of Default and describing its status and what action GVC is taking or proposes to take in response).

9.	Other obligors.

There is no other person or entity that is an obligor under the indenture to be qualified.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises the following:

(a)	Pages numbered 1 to 8 consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of GLAS Trust Company LLC under the indenture to be qualified (previously filed as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of trustee.

Exhibit Number	Description
Exhibit T3A	Memorandum and Articles of Association of GVC Holdings PLC (previously filed)
Exhibit T3C 1	Deed Poll Constituting Loan Notes, issued by GVC Holdings PLC in connection with the acquisition of Ladbrokes Coral Group plc by GVC Holdings PLC (previously filed)
Exhibit T3C 2	Additional Agreement between GVC Holdings PLC and GLAS Trust Company LLC (previously filed)
Exhibit T3E	Scheme Document for the Recommended offer by GVC Holdings PLC for Ladbrokes Coral Group plc to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006
Exhibit T3F	Cross-reference sheet (previously filed)
Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1 (previously filed)

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, GVC Holdings PLC, a corporation organized and existing under the laws of the Isle of Man, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly organized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 19th day of April, 2018.

(SEAL)		GVC Holdings PLC

Attest:	/s/ David A. De Paris Jr.	By	/s/ Lee Feldman
	Name: David A. De Paris Jr.	Name:	Lee Feldman
		Title:	Chairman